FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 8, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

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jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. November 2008 Consolidated Revenue Totaled NT$17.8 Billion” dated December 8, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: December 8, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. November 2008 Consolidated Revenue Totaled NT$17.8 Billion

Issued by: AU Optronics Corp.
Issued on: December 8, 2008

Hsinchu, Taiwan, December 8, 2008 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its preliminary consolidated and unconsolidated November 2008 revenue of NT$17,754 million and NT$17,624 million, respectively. Caused by the continuing weakness in global economic conditions, the revenue has declined 34.9% and 35.2% sequentially, and dropped 66.8% and 67.0% year-over-year respectively.

For November 2008, shipments of large-sized panels(a) with applications on desktop monitor, notebook PC, LCD TV and other applications totaled over 4.5 million units, which led to a 29.2% decline month-over-month. In addition, due to seasonal demand, the shipments of small-and-medium-sized panels presented a 34.5 % sequential decline to 14.85 million units.

Based on the current available information and market conditions, previous guidance given on October 23, 2008 is not applicable.  The revised AUO's Q4 2008 business outlook updates are:

•	Large-sized panel shipments decline high-20% QoQ, with blended ASP down around mid-20% QoQ,
•	Small-and-medium-sized panel shipments decline about 25% QoQ,
•	Fabs overall loading rate expect to be around 60%.

The company schedules to release its fourth-quarter results on January 22, 2009.

(a)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches

Sales Report :(Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
November 2008	17,754	17,624
October 2008	27,261	27,211
M-o-M Growth	(34.9%)	(35.2%)
November 2007	53,438	53,364
Y-o-Y Growth	(66.8%)	(67.0%)
Jan to Nov 2008	409,193	407,273
Jan to Nov 2007	431,247	430,899
Y-o-Y Growth	(5.1%)	(5.5%)

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation, Tech - Well (Shanghai) Display Co., AU Optronics (Xiamen) Corp., Darwin Precisions (L) Corp., Toppan CFI (Taiwan) Co, Ltd. and AU Optronics (Czech) s.r.o.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$480.2 billion (US$14.8 billion) in sales revenue in 2007 and now houses a staff of more than 40,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 3Q2008 WW Large-Area TFT-LCD Shipment Report dated October 29, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 6956	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen.hsiao@auo.com